To:	Eligible Optionee
From:	TenderOffer@sonic.com
Subject:	Amendment to Offer to Purchase

On November 25, 2008, we announced that we are offering to purchase Options from eligible employees, officers and directors pursuant to terms and for the reasons described in the Offer to Purchase Outstanding Options to Purchase Common Stock for Cash (the “Offer to Purchase”) calculated in the manner described in the Offer to Purchase. Each eligible individual who holds Options was provided with a personalized Election Form setting forth the payment offered for each of his or her Options. Capitalized terms not otherwise defined in this email shall have the meanings ascribed to them in the Offer to Purchase.

In connection with our filing of the Offer to Purchase with the Securities and Exchange Commission, we have prepared an Amendment to the Offer to Purchase, dated December 9, 2008 (the “Amendment to the Offer to Purchase”), which (a) extends the Expiration Date of the Offer to Purchase to 11:59 P.M. Eastern Standard Time on December 31, 2008 (b) revises certain cautionary language regarding forward-looking statements. The Amendment to the Offer to Purchase, along with Amendment 1 to our Tender Offer Statement on Schedule TO, are attached to this e-mail.

We presently do not intend to further extend the offer. No elections will be accepted after the Offer expires.

This notice does not constitute the Offer. The full terms of the Offer are described in the Offer to Purchase, dated November 25, 2008, as amended by the Amendment to the Offer to Purchase. If you need another copy of the Offer to Purchase or the Amendment to the Offer to Purchase, you may request one by sending an email to TenderOffer@sonic.com.

As more fully described in the Offer to Purchase, as amended, to accept the Offer, you must submit a completed personalized Election Form (1) via email to TenderOffer@Sonic.com or (2) via hand delivery, certified mail or Federal Express to Wil Lindgren at our Novato office: 101 Rowland Way, Suite 110, Novato, CA 94945. If you submit your personalized Election Form by email, you must keep a copy of both (1) your Election Form and (2) your email submission.  Your completed personalized Election Form, and any subsequent change thereto, must be submitted by 11:59 p.m., Eastern Standard Time, on December 31, 2008 (or a later date if we extend the Offer). You may change your elections at any time prior to the Expiration Date. If we do not receive your Election Form by 11:59 p.m. on the Expiration Date, you will be deemed to have rejected the Offer.

 If you have already submitted your Election Form, then no further action is required.